Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

MARCH 30, 2014

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated condensed financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

We are a holding company whose only material assets are the 100% ownership of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5400.

New member Board of Directors

In the Extraordinary General Meeting of Shareholders of March 28, 2014, Mr. Eric Meurice was appointed as non-executive director in our Board of Directors as per April 1, 2014.

Results of Operations

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q1 2014	Q1 2013
Revenue	1,246	1,085
% nominal growth	14.8	10.9
Gross profit	585	483
Research and development	(189)	(153)
Selling, general and administrative	(213)	(222)
Other income (expense)	—	7

Operating income (loss)	183	115

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Revenue

The following table presents revenue and revenue growth by segment for the three months ended March 30, 2014 and March 31, 2013. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

	Q1 2014		Q1 2013
($ in millions, unless otherwise stated)	Revenue	Growth %	Revenue	Growth %
HPMS	912	17.5	776	20.1
SP	295	5.7	279	1.8
Corporate and Other	39	30.0	30	(48.3)

Total	1,246	14.8	1,085	10.9

The revenue discussion below is qualitative in nature as it pertains to price, volume and mix analysis. Traditional price, volume and mix analysis is not practicable due to the diversity of our product lines and the rapid evolution of technology, including the frequent integration of additional functionality on a single integrated circuit.

Q1 2014 compared to Q1 2013

Revenue increased by $161 million to $1,246 million in the first quarter of 2014 compared to $1,085 million in the first quarter of 2013, a year-on-year growth of 14.8%. The increase was driven by strong growth in our HPMS segment.

Our HPMS segment saw an increase in revenue of $136 million to $912 million in the first quarter of 2014 compared to $776 million in the first quarter of 2013, resulting in 17.5% year-on-year growth, mainly driven by increased volumes. Within our Automotive business the main increases were within car radio and in-vehicle networking products. Our Portable & Computing business showed volume increases within most product groups. The Industrial & Infrastructure business showed volume increases mainly within RF Power. The revenue increase within our Identification business was mainly driven by higher volumes relating to infrastructure and mobile payment products.

Revenue for our SP segment increased by $16 million to $295 million in the first quarter of 2014, compared to $279 million in the first quarter of 2013. The increase was primarily due to a favorable product mix.

Gross Profit

The following table presents gross profit by segment for the three months ended March 30, 2014 and March 31, 2013.

	Q1 2014		Q1 2013
($ in millions, unless otherwise stated)	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	508	55.7	417	53.7
SP	85	28.8	70	25.1
Corporate and Other	(8)	(20.5)	(4)	(13.3)

Total	585	47.0	483	44.5

Q1 2014 compared to Q1 2013

Gross profit in the first quarter of 2014 was $585 million, or 47.0% of revenue compared to $483 million, or 44.5% of revenue in the first quarter of 2013, an increase of $102 million. The increase in gross profit was mainly driven by higher revenue in the HPMS segment and improved utilization of our fabs.

Our HPMS segment had a gross profit of $508 million, or 55.7% of revenue in the first quarter of 2014, compared to $417 million, or 53.7% of revenue in the first quarter of 2013, mainly driven by increased revenue.

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Gross profit in our SP segment was $85 million or 28.8% of revenue in the first quarter of 2014, compared to $70 million, or 25.1% of revenue in the first quarter of 2013. The increase in gross profit was mainly attributed to increased revenue, favorable product mix and lower depreciation expense of $5 million as a result of a change to the estimated useful life of certain assets used in our front-end and back-end manufacturing operations. For an additional discussion of our change in accounting estimate, please see Note 3 “Supplemental Financial Information” to the Condensed Consolidated Financial Statements.

Operating expenses

The following table presents operating expenses by segment for the three months ended March 30, 2014 and March 31, 2013.

	Q1 2014		Q1 2013
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	307	33.7	294	37.9
SP	73	24.7	63	22.6
Corporate and Other	22	56.4	18	60.0

Total	402	32.3	375	34.6

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q1 2014	Q1 2013
Research and development	189	153
Selling, general and administrative	213	222

Operating expenses	402	375

Q1 2014 compared to Q1 2013

Operating expenses increased $27 million to $402 million in the first quarter of 2014, compared to $375 million in the first quarter of 2013, though as a percentage of revenue decreased to 32.3% in the first quarter of 2014 compared to 34.6% in the first quarter of 2013. The increase was primarily due to $27 million of higher investments in research and development, mainly in our HPMS segment, $8 million of higher restructuring and restructuring related costs and $9 million of higher share-based compensation costs partially offset by $23 million of lower PPA expenses mainly due to part of the intangible assets being fully amortized in the course of 2013.

In our HPMS segment, operating expenses amounted to $307 million, or 33.7% of revenue in the first quarter of 2014, compared to $294 million, or 37.9% of revenue in the first quarter of 2013. The $13 million increase was primarily due to $24 million of higher investments in research and development and $9 million of higher share-based compensation costs which were partly offset by $24 million of lower PPA expenses.

Operating expenses in our SP segment increased by $10 million to $73 million, or 24.7% of revenue in the first quarter of 2014 compared to $63 million or 22.6% of revenue in the first quarter of 2013. The increase in operating expenses was mainly driven by $8 million of higher restructuring and restructuring related costs.

Restructuring charges

Net restructuring and restructuring related costs that affected our operating income amounted to $33 million in the first quarter of 2014 compared to $4 million in the first quarter of 2013.

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In the first quarter of 2014, we had net restructuring charges of $25 million, recorded in the liabilities, relating mainly to a workforce reduction charge of $16 million as a result of redundancy at our ICN 8 wafer fab in Nijmegen and $8 million of restructuring costs that were charged directly to our operating income. In the first quarter of 2013, we had net restructuring charges of $1 million, recorded in the liabilities, and $3 million of restructuring costs that were charged directly to our operating income. For an additional discussion of our restructuring charges, please see Note 9 “Restructuring Charges” to the Condensed Consolidated Financial Statements.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months ended March 30, 2014 and March 31, 2013.

	Q1 2014		Q1 2013
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	200	21.9	123	15.9
SP	12	4.1	7	2.5
Corporate and Other	(29)	(74.4)	(15)	(50.0)

Total	183	14.7	115	10.6

The table below depicts the PPA effects for the three months ended March 30, 2014 and March 31, 2013 per line item in the statement of operations.

($ in millions, unless otherwise stated)	Q1 2014	Q1 2013
Gross profit	(3)	(3)
Selling, general and administrative	(41)	(64)
Other income (expense)	(2)	—

Operating income (loss)	(46)	(67)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below summarizes the PPA effects for the three months ended March 30, 2014 and March 31, 2013 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	Q1 2014	Q1 2013
HPMS	(24)	(46)
SP	(15)	(15)
Corporate and Other	(7)	(6)

Total	(46)	(67)

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Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q1 2014	Q1 2013
Operating income (loss)	183	115
Financial income (expense)	(45)	(152)
Benefit (provision) for income taxes	(15)	(11)
Result equity-accounted investees	1	47

Net income (loss)	124	(1)

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q1 2014	Q1 2013
Interest income	1	1
Interest expense	(35)	(50)
Foreign exchange results	(2)	(53)
Extinguishment of debt	(3)	(37)
Other	(6)	(13)

Total	(45)	(152)

Q1 2014 compared to Q1 2013

Financial income (expense), including the extinguishment of debt, was an expense of $45 million in the first quarter of 2014, compared to an expense of $152 million in the first quarter of 2013. Debt extinguishment expense in the first quarter of 2014 amounted to a loss of $3 million compared to a loss of $37 million in the first quarter of 2013. The $34 million decrease in debt extinguishment expense was due to lower call premium and lower original issue discount amounts on the extinguished debt. During the first three months of 2014 financial income (expense) included a loss of $2 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes, which reside in a euro functional currency entity, compared to a loss of $53 million in the first three months of 2013. The $51 million decrease in foreign exchange results was mainly due to lower fluctuation in the EUR/USD exchange rate. Net interest expense amounted to $34 million in the first quarter of 2014 compared to $49 million in the first quarter of 2013. The $15 million decrease in net interest expense was mainly due to lower interest rates as a result of debt restructurings during 2013 and the first three months of 2014.

Benefit (provision) for income taxes

Q1 2014 compared to Q1 2013

The provision for income taxes was $15 million for the three months ended March 30, 2014, compared to $11 million for the three months ended March 31, 2013, and the effective income tax rates were positive 10.9% and negative 29.7%, respectively. The effective income tax rates were impacted by foreign earnings taxed at lower rates than the Netherlands statutory rate, tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions.

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Results relating to equity-accounted investees

Q1 2014 compared to Q1 2013

Results relating to the equity-accounted investees amounted to a gain of $1 million in the first quarter of 2014, compared to a gain of $47 million in the first quarter of 2013. The gain in the first quarter of 2013 primarily reflects a $46 million release of a contingent liability related to an arbitration commenced by STMicroelectronics (ST). By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal was available to ST. Based on this award, the provision amounting to $46 million, established in 2012 was released.

Non-controlling interests

Q1 2014 compared to Q1 2013

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $14 million in the first quarter of 2014, compared to a profit of $13 million in the first quarter of 2013.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at March 30, 2014 and December 31, 2013.

(number of full-time employees)	March 30, 2014	December 31, 2013
HPMS	3,050	3,128
SP	1,741	1,864
Corporate and Other	21,423	20,699

Total	26,214	25,691

(number of full-time employees)	March 30, 2014	December 31, 2013
Europe and Africa	6,303	6,574
Americas	480	479
Greater China	7,273	7,335
Asia Pacific	12,158	11,303

Total	26,214	25,691

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Liquidity and Capital Resources

At the end of the first quarter of 2014, our cash balance was $720 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1,072 million of liquidity as of March 30, 2014. Since December 31, 2013 our cash balance increased by $50 million.

Capital expenditures increased in the first quarter of 2014 to $51 million from $41 million in the first quarter of 2013.

At March 30, 2014, our cash balance was $720 million, of which $396 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the first quarter of 2014, no dividend has been distributed by SSMC.

Since December 2013, our total debt has increased from $3,321 million to $3,583 million as of March 30, 2014. The debt increase of $262 million is mainly related to a $350 million net draw-down on our Revolving Credit Facility partially offset by a long-term debt extinguishment of $86 million.

At the end of the first quarter 2014, we had a capacity of $352 million remaining under the Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of quarter exchange rate. The amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

We repurchased $458 million of our common stock pursuant to our share buyback program during the first quarter of 2014 at a weighted average price of $54.90 per share.

Cash Flow from Operating Activities

Net cash provided by operating activities was $273 million and $119 million for the first three months of 2014 and 2013, respectively. The improvement was primarily due to an increase in operating income and positive development in working capital.

Net cash interest payments were $45 million in the first quarter of 2014, compared to $54 million in the first quarter of 2013. Various capital markets transactions resulted in an improved debt maturity profile, lower interest coupons and lower cash interest payments in the first quarter of 2014.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $56 million in first three months of 2014, compared to net cash used of $43 million in the first three months of 2013. The increase in cash used for investing activities was primarily due to higher capital expenditures of $10 million.

Cash Flow from Financing Activities

Net cash used for financing activities in first quarter of 2014 was $162 million compared to $90 million in the first quarter of 2013. The increase in net cash used for financing activities primarily resulted from higher treasury share repurchases of $423 million and a repurchase of long-term debt of $92 million partially offset by higher net amounts drawn under the Revolving Credit Facility of $450 million. The cash flows related to financing activities in the first quarter of 2014 and 2013 are described below under the captions YTD 2014 Financing Activities and YTD 2013 Financing Activities.

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YTD 2014 Financing Activities

2017 Term Loan

On February 14, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

YTD 2013 Financing Activities

2021 Senior Unsecured Notes

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature February 15, 2021. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 4, 2013, we used the net proceeds of $495 million together with approximately $14 million of cash on hand to fully repay $494 million principal amount Senior Secured Term Loan Facility due April 3, 2017, as well as pay related call premiums of $10 million and accrued interest of $5 million.

2023 Senior Unsecured Notes

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature March 15, 2023. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 12, 2013, we used the net proceeds of $495 million to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, as well as pay related call premiums of $5 million and accrued interest of $5 million with the balance of $14 million used for general corporate purposes.

Contractual Obligations

No material changes in our contractual obligations occurred since December 2013.

Off-balance Sheet Arrangements

At the end of the first quarter of 2014, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

Eindhoven, April 29, 2014

Board of directors

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	March 30, 2014	March 31, 2013
Revenue	1,246	1,085
Cost of revenue	(661)	(602)

Gross profit	585	483
Research and development	(189)	(153)
Selling, general and administrative	(213)	(222)
Other income (expense)	—	7

Operating income (loss)	183	115
Financial income (expense):
- Extinguishment of debt	(3)	(37)
- Other financial income (expense)	(42)	(115)

Income (loss) before income taxes	138	(37)
Benefit (provision) for income taxes	(15)	(11)
Results relating to equity-accounted investees	1	47

Net income (loss)	124	(1)
Less: Net income (loss) attributable to non-controlling Interests	14	13

Net income (loss) attributable to stockholders	110	(14)
Earnings per share data:
Basic earnings per common share attributable to Stockholders in $
Net income (loss)	0.45	(0.06)
Diluted earnings per common share attributable to Stockholders in $
Net income (loss)	0.43	(0.06)
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	245,300	249,668
- Diluted	255,167	249,668

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	March 30, 2014	March 31, 2013
Net income (loss)	124	(1)
Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0 and $0	(4)	(52)
Changes in fair value cash flow hedges, net of deferred taxes of $0 and $0	3	1
Foreign currency translation adjustments	3	20
Net actuarial gain (loss), net of deferred taxes of $0 and $0	—	1
Reclassification adjustments, net of deferred taxes of $0 and $0:
Changes in fair value cash flow hedges *	1	—
Foreign currency translation adjustments	—	—
Amortization of net actuarial gain (loss)	—	—

Total other comprehensive income (loss)	3	(30)

Total comprehensive income (loss)	127	(31)
Less: Comprehensive income (loss) attributable to non-controlling interests	14	13

Total comprehensive income (loss) attributable to stockholders	113	(44)

*	Included in Cost of revenue in the Condensed Consolidated Statements of Operations.

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	March 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	720	670
Receivables, net	590	542
Assets held for sale	11	13
Inventories, net	740	740
Deferred tax assets	14	11
Other current assets	112	116

Total current assets	2,187	2,092

Non-current assets:
Investments in equity-accounted investees	53	52
Other non-current assets	143	144
Property, plant and equipment, net of accumulated depreciation of $1,072 and $1,042	1,045	1,048
Identified intangible assets, net of accumulated amortization of $1,984 and $1,942	707	755
Goodwill	2,354	2,358

Total non-current assets	4,302	4,357

Total assets	6,489	6,449
Liabilities and equity
Current liabilities:
Accounts payable	558	544
Liabilities held for sale	1	1
Restructuring liabilities-current	112	103
Payroll and related benefits	302	260
Accrued liabilities	225	245
Short-term debt	37	40

Total current liabilities	1,235	1,193
Non-current liabilities:
Long-term debt	3,546	3,281
Pension and postretirement benefits	246	247
Restructuring liabilities	9	14
Other non-current liabilities	170	168

Total non-current liabilities	3,971	3,710
Equity:
Non-controlling interests	259	245
Stockholders’ equity:
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2013: 430,503,000 shares)
- Issued and fully paid: 251,751,500 shares (2013: 251,751,500 shares)	51	51
Capital in excess of par value	6,203	6,175
Treasury shares, at cost:
- 10,305,680 shares (2013:4,170,833 shares)	(536)	(167)
Accumulated deficit	(5,044)	(5,105)
Accumulated other comprehensive income (loss)	350	347

Total Stockholders’ equity	1,024	1,301

Total equity	1,283	1,546

Total liabilities and equity	6,489	6,449

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	March 30, 2014	March 31, 2013
Cash flows from operating activities:
Net income (loss)	124	(1)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	102	132
Stock-based compensation	28	17
Net (gain) loss on sale of assets	—	(1)
(Gain) loss on extinguishment of debt	3	37
Results relating to equity-accounted investees	(1)	(47)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(47)	(23)
(Increase) decrease in inventories	1	(20)
Increase (decrease) in accounts payable and accrued liabilities	52	(28)
Decrease (increase) in other non-current assets	4	2
Exchange differences	2	53
Other items	5	(2)

Net cash provided by (used for) operating activities	273	119
Cash flows from investing activities:
Purchase of identified intangible assets	(9)	(6)
Capital expenditures on property, plant and equipment	(51)	(41)
Proceeds from disposals of property, plant and equipment	1	2
Proceeds from disposals of assets held for sale	3	—
Decrease (increase) in non-current assets and deposits	—	2

Net cash provided by (used for) investing activities	(56)	(43)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	(1)
Amounts drawn under the revolving credit facility	450	180
Repayments under the revolving credit facility	(100)	(280)
Repurchase of long-term debt	(92)	(980)
Principal payments on long-term debt	(1)	(4)
Net proceeds from the issuance of long-term debt	—	990
Cash proceeds from exercise of stock options	40	40
Purchase of treasury shares	(458)	(35)

Net cash provided by (used for) financing activities	(162)	(90)
Effect of changes in exchange rates on cash positions	(5)	(8)

Increase (decrease) in cash and cash equivalents	50	(22)
Cash and cash equivalents at beginning of period	670	617

Cash and cash equivalents at end of period	720	595

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2013	247,581	51	6,175	(167)	(5,105)	347	1,301	245	1,546
Net income (loss)					110		110	14	124
Other comprehensive income						3	3		3
Share-based compensation plans			28				28		28
Treasury shares	(8,335)			(458)			(458)		(458)
Shares issued pursuant to stock awards	2,201			89	(49)		40		40

Balance as of March 30, 2014	241,447	51	6,203	(536)	(5,044)	350	1,024	259	1,283

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

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NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors”, “we”, “our”, “us” and the “Company”) is a global semiconductors company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). Our only material assets are the 100% ownership of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions.

2 Significant accounting policies

Principles for consolidated financial statements

The Consolidated Financial Statements include the accounts of the Company together with its consolidated subsidiaries, including NXP B.V. and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company. Investments in companies in which the Company exercises significant influence but does not control, are accounted for using the equity method. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

All intercompany balances and transactions have been eliminated in the Consolidated Financial Statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under non-controlling interests.

Accounting standards adopted in 2014

The following accounting pronouncements became effective in 2014 and were adopted by the Company

•	ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”

On March 4, 2013, the FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•	Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	Loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•	Step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

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The ASU does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. The effective date for NXP was January 1, 2014. There was no impact on the Company’s financial statements. In the event that NXP enters into a divestment, the ASU could have a material impact to the financial statements.

•	ASU No.2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”

On July 18, 2013 the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit (UTB) when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists.

Under the ASU, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (DTA) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•	An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose.

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because the ASU does not affect the recognition or measurement of uncertain tax positions under ASC 740.

The effective date for NXP was January 1, 2014.

The ASU had no significant impact on the Company’s financial statements.

3 Supplemental Financial Information

Statement of Operations Information

Change in accounting estimate

Effective January 1, 2014 we extended the estimated useful life of the machinery and equipment used in our Standard Products front-end and back-end manufacturing processes. We reassessed the estimated useful life of these assets as a result of longer product life cycles, enhancements to manufacturing equipment, the versatility of manufacturing equipment to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles.

We believe that the change in estimated useful life better reflects the future usage of this equipment. The effect of this change in estimated useful life is recognized prospectively as a change in accounting estimate. As a result of this change in accounting estimate, depreciation expense was reduced and operating income and net income increased by approximately $5 million for the three months ended March 30, 2014.

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Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	For the three months ended
	March 30, 2014	March 31, 2013
Net income (loss)	124	(1)
Less: net income (loss) attributable to non-controlling interests	14	13

Net income (loss) attributable to stockholders	110	(14)
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	245,300	249,668
Plus incremental shares from assumed conversion of:
Options	6,172	—
Restricted Share Units, Performance Share Units and Equity Rights	3,695	—

Dilutive potential common share	9,867	—
Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands) 1)	255,167	249,668
Basic EPS attributable to stockholders in $:
Net income (loss)	0.45	(0.06)
Diluted EPS attributable to stockholders in $:
Net income (loss)	0.43	(0.06)

1)	In Q1 2014, 5,458,416 securities (Q1 2013: 31,437,667 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.

Balance Sheet Information

Inventories

Inventories are summarized as follows:

	March 30, 2014	December 31, 2013
Raw materials	55	59
Work in process	566	597
Finished goods	119	84

	740	740

The portion of finished goods stored at customer locations under consignment amounted to $21 million as of March 30, 2014 (December 31, 2013: $22 million).

The amounts recorded above are net of allowance for obsolescence, totaling $65 million as of March 30, 2014 (December 31, 2013: $63 million).

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Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Accumulated Other Comprehensive Income (loss)
As of December 31, 2013	(117)	487	(4)	(19)	347
Other comprehensive income (loss)	(4)	3	4	—	3

As of March 30, 2014	(121)	490	—	(19)	350

Cash Flow Information

	For the three months ended
	March 30, 2014	March 31, 2013
Supplement disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	45	54
Income taxes	4	7
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	4	4
Book value of these assets	(4)	(3)

	—	1
Non-cash financing information:
Exchange of Term Loan A1 for Term Loan E	400	—
Other items:
Other items consist of the following non-cash elements in income:
Non-cash interest cost due to applying effective interest method	—	1
Other	5	(3)

	5	(2)

4 Fair value of financial assets and liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		March 30, 2014		December 31, 2013
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:	2	18	18	18	18
Other financial assets	2	2	2	1	1
Derivative instruments – assets
Liabilities:
Short-term debt	2	(29)	(29)	(31)	(31)
Short-term debt (bonds)	1	(8)	(8)	(9)	(9)
Long-term debt (bonds)	1	(3,039)	(3,102)	(3,124)	(3,181)
Other long-term debt	2	(507)	(507)	(157)	(157)
Derivative instruments – liabilities	2	(2)	(2)	(6)	(6)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets

For other financial assets, the fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

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Debt

The fair value is estimated on the basis of the quoted market prices for certain issues. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

5 Debt

Short-term debt

	March 30, 2014	December 31, 2013
Short-term bank borrowings	23	24
Current portion of long-term debt	14	16

Total	37	40

At March 30, 2014, short-term bank borrowings of $23 million (December 31, 2013: $24 million) consisted of a local bank borrowing by our Chinese subsidiary.

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding March 30, 2014	Due within 1 yr	Due after Q1, 2015	Due after Q1, 2019	Average remaining term (in years)	Amount outstanding December 31, 2013
USD notes	2.8% - 5.8%	4.2%	3,047	8	3,039	1,377	5.17	3,133
Revolving Credit Facility	2.2% - 2.2%	2.2%	500		500	—	2.92	150
Bank borrowings	2.0% - 2.0%	2.0%	5	1	4	—	0.82	4
Liabilities arising from capital lease transactions	2.6% - 13.8%	5.8%	8	5	3	—	1.52	10

		3.9%	3,560	14	3,546	1,377	4.84	3,297

During the first three months ended March 30, 2014, the book value of our long-term debt, excluding the current portion of long-term debt classified within short-term debt, increased by $265 million. The increase is mainly related to a $350 million net draw-down on our Revolving Credit Facility and partially offset by a long-term debt extinguishment of $86 million as described below under YTD 2014 Financing Activities.

YTD 2014 Financing Activities

2017 Term Loan

On February 14, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

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U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of March 30, 2014:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date
Term Loan	$400	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	$399	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Senior Unsecured Notes	$500	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	$750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2021
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2023
Revolving Credit Facility	$500	Floating	LIBOR plus 2%	2.15%	2017

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $8 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of March 30, 2014 in the principal amount of $1,299 million (December 31, 2013: $1,033 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $852 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•	if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

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•	if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•	if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

6 Interest Rate Risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. Long-term debt was $3,546 million as of March 30, 2014 and $3,281 million as of December 31, 2013.

A sensitivity analysis in relation to our long-term debt with floating interest shows that if interest rates were to increase by 1% from the level of March 30, 2014 with all other variables held constant, the annualized interest expense would increase by $9 million. If interest rates were to decrease by 1% from the level of March 30, 2014 with all other variables held constant, the annualized interest expense would decrease by $1 million. This impact is based on the outstanding debt position as of March 30, 2014.

7 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has an aggregate amount of approximately $9 million accrued for legal proceedings pending as of March 30, 2014, compared to approximately $7 million as of December 31, 2013. Such accruals are for the greater part included in “Accrued liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

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Set forth below are descriptions of our most important legal proceedings pending as of March 30, 2014, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

*	Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. A motion to dismiss has been filed in Case No. N09C-10-032 and Case No. N10C-05-137. The Court delayed its ruling pending the ruling by the Delaware Supreme Court and New Mexico Court of Appeal in similar cases. In Case No. 1-10-CV-188679 the Court denied a motion to dismiss and instructed parties to commence discovery.
*	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance and on April 27, 2010 the Social Court (Conseil de Prud’hommes) in Caen also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010. The Cour d’Appel de Caen assigned the claim in its ruling of October 11, 2013. NXP Semiconductors France SAS has given notice of appeal for the Cour de Cassation and this procedure is still pending.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at March 30, 2014, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $18 million.

8 Related-party transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V., the consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P. and Bain Capital Partners, LLC, and equity-accounted investees.

In the first quarter of 2014, the Company repurchased approximately 8.3 million shares. 5 million of these shares were repurchased directly from affiliates and from funds managed or advised by KKR in a private transaction at a price per share based on the market closing price on February 19, 2014.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended
	March 30, 2014	March 31, 2013
Revenue	1	—
Purchase of goods and services	21	21

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The following table presents the amounts related to accounts payable balances with these related parties:

	March 30, 2014	December 31, 2013
Receivables	1	—
Payables	29	33

9 Restructuring charges

The restructuring liability balance as of March 30, 2014 primarily relates to:

•	A workforce reduction charge of $16 million recorded in the first quarter of 2014 as a result of redundancy at our ICN 8 wafer fab in Nijmegen.

•	The OPEX Reduction Program announced in 2012. This cost savings and restructuring program was initiated to improve operational efficiency and to competitively position the Company for sustainable growth. A liability has been recognized relating to the associated costs. Its implementation is substantially complete. The majority of the remaining cash expenditures relating to this initiative are anticipated to be paid by the fourth quarter of 2014. In 2013, as part of the OPEX Reduction Program, we recognized an additional charge of $16 million associated with onerous contracts relating to leased office buildings in the Netherlands and France. The remaining balance as of March 30, 2014 relating to this program amounts to $45 million. The OPEX Reduction Program is expected to be completed by mid 2015;

•	Workforce reductions associated with the closure of our ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen. This program was initiated to reduce our overall manufacturing footprint, consistent with our current manufacturing strategy which focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. ICN 4 and part of ICN 6 were closed in the fourth quarter of 2013. The remaining part of ICN 6 was closed in the first quarter of 2014. The remaining balance as of March 30, 2014 relating to this program amounts to $39 million. The ICN 4 and ICN 6 program is expected to be completed in the third quarter of 2014.

The following table presents the changes in the position of restructuring liabilities in 2014 by segment:

	Balance January 1, 2014	Additions	Utilized	Released	Balance March 30, 2014
HPMS	46	3	(5)	(1)	43
SP	31	8	(5)	(1)	33
Corporate and Other	40	16	(11)	—	45

	117	27	(21)	(2)	121

The total restructuring liability as of March 30, 2014 of $121 million is classified in the balance sheet under current liabilities ($112 million) and non-current liabilities ($9 million).

In the first three months of 2014 the Company recorded $27 million of additional restructuring liabilities which largely consisted of workforce reductions as part of the Cost reduction program of ICN 8 wafer fab in Nijmegen.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities for the three months ended March 30, 2014 and March 31, 2013 are as follows:

	For the three months ended
	March 30, 2014	March 31, 2013
Personnel lay-off costs	27	1
Lease and Contract Terminations	—	—
Release of provisions/accruals	(2)	—

Net restructuring charges	25	1

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The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay- off costs	Lease and Contract Terminations	Total
Balance at January 1, 2014	110	7	117
Expense	25	—	25
Utilized 1)	(21)	—	(21)

Balance at March 30, 2014	114	7	121

1)	Represents cash payments.

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	For the three months ended
	March 30, 2014	March 31, 2013
Cost of revenue	15	1
Selling, general and administrative	1	—
Research and development	9	—

Net restructuring charges	25	1

10 Provision for Income Taxes

Provision for Income Taxes:

	March 30, 2014	March 31, 2013
Tax expense (benefit)	15	11
Effective tax rate	10.9%	(29.7%)

The difference between our effective tax rates and our statutory tax rate of 25% resulted primarily from foreign earnings taxed at lower rates than our statutory tax rate and tax incentives in certain jurisdictions that have positively impacted our effective tax rate, offset by certain non-tax deductible expenditure, and for the period ended March 31, 2013 the effects of losses in jurisdictions where a full valuation allowance was recorded.

11 Segment Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

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Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Identification, Infrastructure & Industrial and Portable & Computing operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Revenue and operating income (loss)

	For the three months ended
Revenue	March 30, 2014	March 31, 2013
HPMS	912	776
SP	295	279
Corporate and Other 1)	39	30

	1,246	1,085

	For the three months ended
Operating income (loss)	March 30, 2014	March 31, 2013
HPMS	200	123
SP	12	7
Corporate and Other 1)	(29)	(15)

	183	115

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

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